MARI WALKER

Director | Writer | Producer | Editor

mariwwalker.com | +1 360 931 0953 | mariwwalker@gmail.com

My work has been accepted to over 285 film festivals, received 82 awards, and 57 nominations. Online, my work has received over 25 million views. They've been featured as Vimeo Staff Picks and featured in over 300 articles from *Filmmaker Magazine* to *Variety, Buzzfeed* to KCRW.

FILMOGRAPHY

SYT Film LLC – Managing Member
2019-Present

Swim – Narrative Short (*11 minutes*)
Director/Writer/Editor
- Won the Audience Award for Best Short Film at the Los Angeles Film Festival.
- Accepted into 36 film festivals, including Seattle International Film Festival, Mill Valley Film Festival, Outfest, and the Phoenix Film Festival.

The Soul of a Tree – Short Documentary (*17 minutes*)
Director/Producer/Editor
- Won seven awards including four Best Short Documentary awards.
- Animated drawings on-screen using After Effects; stabilized pans and tilts with Mocha.
- Accepted into 21 film festivals and received an additional five nominations.

Wild Wild West: A Beautiful Rant by Mark Bradford – Short Documentary (*6 minutes*)
Editor
- Premiered at Sundance and was nominated for the Short Film Grand Jury Prize.
- Won Best Short Short at Aspen Shortsfest.

All Your Favorite Shows! – Animated Short (*5 minutes*)
Editor
- Premiered at SXSW and was nominated for the Grand Jury Award for Best Animated Short.
- It has since garnered ~305,000 views online.
- *AYFS!* won Best Editing at the Angaelica Film Festival, two additional awards and was accepted into 42 festivals.

Her Story – Web Series (*6 episodes*)
Assistant Editor/Actress/Trailer Editor
- Was nominated for a Creative Arts Emmy and won Breakthrough Series - Shortform at the Gotham Awards.
- Has garnered over 1.5 million views online since its premiere.
- Accepted into 21 film festivals, won 12 awards and received 4 nominations.

Solitary – Narrative Feature (*90 minutes*)
Editor/Associate Producer
- Won 12 awards including 5 Best Narrative Feature awards.
- Was released at The Arena Cinema in Hollywood and a one-week theatrical release in New York.

MARI WALKER

Director | Writer | Producer | Editor

- Accepted into 12 film festivals and received an additional 13 nominations.

Gaman – Feature Documentary (*TBD*)
Director/Producer/Writer/Editor

- Filmed, uploaded and logged over 425 hours of footage over a year of filming and on a three-month road-trip across the United States to Japanese internment camp sites.
- Presented a short excerpt at the Oregon Historical Society. Along with presenting the excerpt, a small interview was conducted about the film.

ADDITIONAL EXPERIENCE

Title	Position	Type	Notes
"Beast Beast"	Additional Editor/DIT	Narrative Feature	Screening at Sundance NEXT
"Greener Grass"	Additional Editor	Narrative Feature	Screened at Sundance and SXSW
"Blood Film"	Co-Director/Producer/ Editor/Animator	Experimental Short	Accepted into 24 festivals and won six awards
"Backyard"	Director/Writer	Short Film	
"Render"	Director/Editor	Experimental Short	
"Nekropolis"	Co-Director/Co-Writer	Screenplay	Accepted into 22 festivals, won nine awards and received four nominations
"Moonbody"	Co-Writer	Screenplay	Accepted into 11 festivals, won five awards and received six nominations.
"Alone in the Game"	Co-Writer/Co-Editor	Feature Documentary	Distributed through AT&T Audience Network
"Going Home"	Co-Editor	Feature Documentary	Was accepted into six festivals including the Rhode Island International Film Festival
"Vice Guide to Film: New Trans Cinema"	Self	TV Documentary	
"Cis in a Trans World: Transgender Visibility"	Panelist	Los Angeles Film Festival	Was a panelist in 2017
"Trans-cending Pop Culture"	Panelist	BentCon	Was a panelist in both 2013 & 2014

EDUCATION

Emerson College, Boston, Massachusetts, 2008	Film – Bachelor of Arts
Playtone, Los Angeles, California, 2008	Internship